UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended   December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               TO

Commission file number

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, and Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Valmont Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 23, 2010

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments — at estimated fair value — Wells Fargo Stable Return Fund Q	$65,217,355	$63,995,278

Investments — at fair value:
Mutual Funds:
PIMCO Total Return Institutional Fund	21,131,438	16,632,057
Columbia Acorn USA Fund	6,286,654	4,491,899
Morgan Stanley Institutional Fund Trust	8,226,214	4,898,927
Vanguard Institutional Index Fund Institutional Shares	8,376,422	7,022,024
Perkins Mid Cap Value T	6,423,985	—
Dodge & Cox International Stock	21,507,720	14,402,949
American Beacon Large Cap Value Fund	19,189,954	15,695,098
Fidelity Contrafund	31,020,406	24,010,435
Fidelity Value Fund	—	4,750,661
Fidelity Capital Appreciation Fund	2,101,455	1,262,924
Fidelity Freedom Income Fund	1,055,853	670,156
Fidelity Freedom 2010 Fund	4,415,134	3,552,647
Fidelity Freedom 2020 Fund	8,875,412	5,636,448
Fidelity Freedom 2030 Fund	5,644,361	3,480,063
Fidelity Freedom 2040 Fund	3,381,932	2,064,318
Fidelity Freedom 2005 Fund	1,246,575	1,115,895
Fidelity Freedom 2015 Fund	7,674,934	6,226,649
Fidelity Freedom 2025 Fund	7,300,142	4,647,280
Fidelity Freedom 2035 Fund	3,745,876	2,217,951
Fidelity Small Cap Value Fund	1,723,131	1,063,305
Fidelity Freedom 2045 Fund	1,246,236	507,295
Fidelity Freedom 2050 Fund	1,297,630	478,442
Valmont Industries, Inc. common stock	19,553,064	15,849,364
Participant loans	8,697,263	7,459,862
Total investments	265,339,146	212,131,927

Receivables:
Due from broker for common stock sold	832	672
Other receivables	11,291	—
	12,123	672
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	265,351,269	212,132,599
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,564)	84,958
NET ASSETS AVAILABLE FOR BENEFITS	$265,347,705	$212,217,557

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

CHANGES TO NET ASSETS ATTRIBUTABLE TO:
Investment income (loss):
Net appreciation (depreciation) in investments	$43,552,260	$(79,376,433)
Interest and dividends on investments	4,126,586	7,416,752

Total investment income (loss)	47,678,846	(71,959,681)

Contributions:
Employer	7,474,237	7,459,292
Employee	13,533,908	13,842,740
Rollover	348,399	685,547
Merged plan	514,037	—

Total contributions	21,870,581	21,987,579

Deductions:
Benefits paid to participants	16,332,933	18,456,522
Administrative fees	86,346	72,340

Total deductions	16,419,279	18,528,862

Change in net assets available for benefits	53,130,148	(68,500,964)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	212,217,557	280,718,521

End of year	$265,347,705	$212,217,557

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.                      DESCRIPTION OF THE PLAN

The following description of the Valmont Industries, Inc. (the “Company”) Valmont Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General — The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Each year, participants may contribute up to 50% of annual pay on a pretax basis and up to 10% on an after-tax basis, subject to certain IRC limitations. The combined total of pretax and after-tax contributions can not exceed 50% of annual pay. Participants may also make roll-over contributions representing distributions from a previous employer’s qualified plan or an Individual Retirement Account (“IRA”). The Company contributes 75% of the first 6% of eligible compensation that a participant contributes to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and any associated Company contributions. The participant’s account is also credited with an allocation of Plan earnings or losses corresponding to the participant’s investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting — Participants’ contributions and the related investment earnings are immediately vested. The Company’s contributions and the related investment earnings are vested based on years of service:

Years of	Vesting
Service	Percentage

2	25%
3	50
4	75
5	100

Loans to Participants — The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant’s account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants’ loan balances.

Benefit Payments — Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts — Forfeited accounts are used to reduce future employer contributions. During 2009 and 2008, employer contributions were reduced by $289,091 and $233,091, respectively, from forfeited nonvested accounts. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $31,185 and $6,780.

Plan Merger — Effective April 1, 2009, the Golden State Irrigation 401(k) Plan (the “Merged Plan”), sponsored by Valmont Industries, Inc., was merged into the Plan. The merged assets are reported as “Merged plan” contributions in the statements of changes in net assets available for benefits. The Merged Plan operates in accordance with the Plan Document.

Administrative Fees — Administrative expenses of the Plan are paid by the Plan or the Plan’s sponsor as provided in the Plan Document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Wells Fargo Stable Return Fund Q is a bank common collective trust fund and is valued at estimated fair value as determined by the bank based on the underlying fair market value of the underlying investments. Common collective trusts are funded with underlying investments in investment contracts that are valued at fair market value and then adjusted by the issuer to contract value. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company common stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Accounting Standards Codification (“ASC”) 965-325-05, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (formerly Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1), the stable return fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Payment of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the financial statements.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force (“EITF”) and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In February 2010, the FASB issued ASU No. 2010-09, which amends ASC 855, to address certain implementation issues. Accordingly, it was determined the SEC filers are required to evaluate subsequent events through the date the financial statements are issued (versus available to be issued) and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.  There we no subsequent events to recognize or disclose in the financial statements.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 5). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted —

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

Wells Fargo Stable Return Fund Q	$65,217,355	$63,995,278
PIMCO Total Return Institutional Fund	21,131,438	16,632,057
Dodge & Cox International Stock Fund	21,507,720	14,402,949
American Beacon Large Cap Value Fund	19,189,954	15,695,098
*Fidelity Contrafund	31,020,406	24,010,435
*Valmont Industries, Inc. common stock	19,553,064	15,849,364

* Represents party-in-interest

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds	$36,732,194	$(75,659,026)
Wells Fargo Stable Return Fund Q	2,020,084	2,650,689
*Valmont Industries, Inc. common stock	4,799,982	(6,368,095)

Total	$43,552,260	$(79,376,433)

* Represents party-in-interest

4.                      FAIR VALUE MEASUREMENTS

Fair value measurement guidance establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires disclosure about fair value measurements.  A summary of the fair value hierarchy, broken out by level, is described below:

Level 1 — Includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 — Includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and includes valuation techniques which use prices for similar assets and liabilities.

Level 3 — Includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009:

Mutual Funds — The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Common/Collective Trust — The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

Valmont Industries, Inc. Common Stock — The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Loans to Participants — The participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Investments	Total	(Level 1)	(Level 2)	(Level 3)

Mutual funds:
Target date retirement funds	$46,551,364	$46,551,364	$—	$—
Equity funds	62,435,137	62,435,137	—	—
Fixed income funds	21,131,438	21,131,438	—	—
International equity funds	21,507,720	21,507,720	—	—
Other	20,245,805	20,245,805	—	—
Total mutual funds	171,871,464	171,871,464	—	—

Common/collective trusts	65,217,355	—	65,217,355	—
Valmont Industries, Inc. common stock	19,553,064	19,553,064	—	—
Loans to participants	8,697,263	—	—	8,697,263

Total investments	$265,339,146	$191,424,528	$65,217,355	$8,697,263

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements Using	Participant
Significant Unobservable Inputs (Level 3)	Loans

Beginning balance — January 1, 2009	$7,459,862

Loan repayments	(3,950,786)
New loans originated	5,886,394
Benefit payments/deemed distributions	(698,207)
Transfers in and/or out of Level 3	—

Ending balance — December 31, 2009	$8,697,263

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

			Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Investments	Total	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$124,827,423	$124,827,423	$—	$—
Common/collective trusts	63,995,278	—	63,995,278	—
Valmont Industries, Inc. common stock	15,849,364	15,849,364	—	—
Loans to participants	7,459,862	—	—	7,459,862

Total investments	$212,131,927	$140,676,787	$63,995,278	$7,459,862

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements Using	Participant
Significant Unobservable Inputs (Level 3)	Loans

Beginning balance — January 1, 2008	$7,434,951

Interest credited	590,028
Purchases, issuances, and settlements	(565,117)
Transfers in and/or out of Level 3	—

Ending balance — December 31, 2008	$7,459,862

5.                      WELLS FARGO STABLE RETURN FUND Q

The stable return fund (the “Fund”) is a collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

Fair Value Estimated Using Net Asset Value per Share
December 31, 2009
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Wells Fargo Stable Return Fund Q	$65,217,355	$—	Daily	None	None

*The fair values of the investments have been estimated using the net asset value of the investment.

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were $86,346 and $72,340 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 249,242 and 258,301 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $9,622,191 and $9,213,586, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $146,748 and $116,767, respectively.

7.                      PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions to their accounts.

8.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$265,347,705
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,564

Net assets available for benefits per the Form 5500 — at fair value	$265,351,269

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$53,130,148
Reverse adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2008	84,958
Adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2009	3,564

Net income per Form 5500	$53,218,670

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$212,217,557
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(84,958)

Net assets available for benefits per the Form 5500 — at fair value	$212,132,599

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(68,500,964)
Reverse adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2007	176,772
Adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2008	(84,958)

Net income per Form 5500	$(68,409,150)

* * * * * *

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

	Column C
	Description of Investment,
	Including Collateral,
Column B	Rate of Interest,	Column E
Identity of Issue, Borrower,	Maturity Date, Par	Current
Lessor or Similar Party	or Maturity Value	Value

Wells Fargo Stable Return Fund Q	4,953,746.115 shares	$65,217,355

PIMCO Total Return Institutional Fund	1,956,614.633 shares	21,131,438
Columbia Acorn USA Fund	271,093.331 shares	6,286,654
Morgan Stanley Institutional Fund Trust	292,020.393 shares	8,226,214
Vanguard Institutional Index Fund Institutional Shares	82,137.892 shares	8,376,422
Perkins Mid Cap Value T	324,443.665 shares	6,423,985
Dodge & Cox International Stock Fund	675,281.645 shares	21,507,720
American Beacon Large Cap Value Fund	1,112,461.074 shares	19,189,954
*Fidelity Contrafund	532,265.035 shares	31,020,406
*Fidelity Capital Appreciation Fund	98,061.369 shares	2,101,455
*Fidelity Freedom Income Fund	98,310.359 shares	1,055,853
*Fidelity Freedom 2010 Fund	352,928.416 shares	4,415,134
*Fidelity Freedom 2020 Fund	707,204.162 shares	8,875,412
*Fidelity Freedom 2030 Fund	455,557.806 shares	5,644,361
*Fidelity Freedom 2040 Fund	472,336.868 shares	3,381,932
*Fidelity Freedom 2005 Fund	124,284.626 shares	1,246,575
*Fidelity Freedom 2015 Fund	736,557.993 shares	7,674,934
*Fidelity Freedom 2025 Fund	702,612.276 shares	7,300,142
*Fidelity Freedom 2035 Fund	365,095.130 shares	3,745,876
*Fidelity Small Cap Value Fund	135,893.600 shares	1,723,131
*Fidelity Freedom 2045 Fund	147,135.354 shares	1,246,236
*Fidelity Freedom 2050 Fund	155,404.786 shares	1,297,628

Total mutual funds		171,871,464

* Valmont Industries, Inc. Common Stock	249,242.374 shares	19,553,064

* Participant loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2010 to 1/2014	8,697,263

TOTAL INVESTMENTS		$265,339,146

* Represents party-in-interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 23rd day of June, 2010.

	By:	/s/ Mark C. Jaksich
Mark C. Jaksich
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23*	— Consent of Deloitte and Touche LLP.

* Filed herewith.